Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended September 30,
	2006	2005
Numerator:
Income from continuing operations	$15,963	$8,959
Discontinued operations, net	—	2,379
Preferred stock dividends	(4,468)	(4,468)

Net income available to common shareholders	$11,495	$6,870

Denominator:
Denominator for basic earnings per share—weighted average shares	50,875	51,065
Effect of dilutive securities:
Stock options	1,215	925

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	52,090	51,990

Basic earnings per share from continuing operations	$0.23	$0.09
Basic earnings per share from discontinued operations	—	0.04

Basic earnings per share	$0.23	$0.13

Diluted earnings per share from continuing operations	$0.22	$0.09
Diluted earnings per share from discontinued operations	—	0.04

Diluted earnings per share	$0.22	$0.13

Exhibit 11

(continued)

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Nine Months ended September 30,
	2006	2005
Numerator:
Income from continuing operations	$60,640	$27,291
Discontinued operations, net	3,961	8,425
Gain on sale of discontinued operations	38,302	26,897
Preferred stock dividends	(13,404)	(13,404)

Net income available to common shareholders	$89,499	$49,209

Denominator:
Denominator for basic earnings per share—weighted average shares	51,065	50,830
Effect of dilutive securities:
Stock options	1,220	810

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	52,285	51,640

Basic earnings per share from continuing operations	$0.92	$0.27
Basic earnings per share from discontinued operations	0.83	0.70

Basic earnings per share	$1.75	$0.97

Diluted earnings per share from continuing operations	$0.90	$0.27
Diluted earnings per share from discontinued operations	0.81	0.68

Diluted earnings per share	$1.71	$0.95